EXHIBIT 16.1

CPA Services Corp Com

enrique@cpaservicescorp.com www.cpaservicescorp.com (754) 400 - 1040 18501 Pines HGWT - #207 Pembroke Pines, FL 33029

To Whom It May Concern,

CPA Services Corp Com has resigned from its PCAOB registration and has therefore informed Have Gun Will Travel Entertainment, Inc. that it is resigning as its independent accountant.

Pembroke Pines, Florida

Tuesday, November 04, 2014

Enrique Nowogrodzki, CPA